UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 10)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Mobileye N.V.

(Name of Subject Company)

Mobileye N.V.

(Name of Person Filing Statement)

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Liz Cohen-Yerushalmi

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

+ 972-2-591-7858

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

James R. Tanenbaum, Esq.

Anna T. Pinedo, Esq.

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-5201

(212) 468-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to Schedule 14D-9 (this “Amendment No. 10”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Mobileye”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cyclops Holdings, LLC (“Purchaser”), a Delaware limited liability company and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent” or “Intel”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on April 5, 2017 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”), and pursuant to which Purchaser is offering to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated April 5, 2017, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

Except as otherwise set forth below, the information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 10. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 10 is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

The disclosure in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before the section under the heading “(d) Cautionary Statement Regarding Forward-Looking Statements” and renumbering “(d) Cautionary Statement Regarding Forward-Looking Statements” as section (e):

“(d) Expiration of the Offer; Subsequent Offering Period

At 5:00 p.m., New York City time, on August 7, 2017, the initial offering period for the Offer expired as scheduled. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the Expiration Time, a total of 187,882,291 Shares had been validly tendered (excluding all Shares tendered by Notice of Guaranteed Delivery) and not withdrawn pursuant to the Offer, representing approximately 84.38% of the aggregate number of then issued and outstanding Shares. In addition, the depositary has advised that, as of the Expiration Time, 26,424,016 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 11.87% of the aggregate number of then issued and outstanding Shares. The number of Shares validly tendered (excluding all Shares tendered by Notice of Guaranteed Delivery) and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied or waived, on August 8, 2017, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and payment of the Offer Consideration for such Shares will be made promptly.

Pursuant to the Purchase Agreement and in accordance with Rule 14d-11 of the Exchange Act, Purchaser has commenced the Subsequent Offering Period. The Subsequent Offering Period will expire at 11:59 p.m., New York City time, on August 21, 2017, unless extended in accordance with the Purchase Agreement. All Shares properly tendered during the Subsequent Offering Period will be accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Consideration of $63.54 per Share in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those applicable to the initial offering period as described in the Offer to Purchase, except no withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and guaranteed delivery procedures may not be used during the Subsequent Offering Period.”

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)(O)	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated August 8, 2017 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Mobileye N.V. on August 8, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mobileye N.V.

	By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer

Date: August 8, 2017